Exhibit I

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2025

RW Industrious Blocker L.P.

By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

RW Vacasa AIV L.P.

By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

Riverwood Capital Partners II (Parallel-B) L.P.

By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

Riverwood Capital II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

Riverwood Capital GP II Ltd.

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

RCP III (A) Blocker Feeder L.P.

By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

RCP III Blocker Feeder L.P.

By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

RCP III Vacasa AIV L.P.

By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

RCP III (A) Vacasa AIV L.P.

By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey T. Parks
Name: Jeffrey T. Parks
Title: Director

[Signature page to Schedule 13D]

Riverwood Capital Partners III (Parallel-B) L.P.

By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: <u>/s/ Jeffrey T. Parks</u>
Name: Jeffrey T. Parks
Title: Director

Riverwood Capital III L.P.

By: Riverwood Capital GP III Ltd., its general partner

By: <u>/s/ Jeffrey T. Parks</u>
Name: Jeffrey T. Parks
Title: Director

Riverwood Capital GP III Ltd.

By: <u>/s/ Jeffrey T. Parks</u>
Name: Jeffrey T. Parks
Title: Director

[Signature page to Schedule 13D]